Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                    Name and Address of Company

TransCanada Corporation

450 – 1st Street S.W.

Calgary, AB  T2P 5H1

Item 2.                    Date of Material Change

December 22, 2006

Item 3.                    News Release

A press release was disseminated on December 22, 2006 via CCN Matthews.

Item 4.                    Summary of Material Change

TransCanada Corporation (“TransCanada”) announced plans to significantly expand its continental natural gas pipeline and storage operations by acquiring ANR Pipeline Company and ANR Storage Company (collectively, “ANR”) and an additional 3.55 per cent interest in Great Lakes Gas Transmission Limited Partnership (“Great Lakes”) from El Paso Corporation.  The total purchase price is US$3.4 billion, subject to certain closing adjustments, and includes US$457 million of assumed debt.

Item 5.                    Full Description of Material Change

TransCanada announced plans to significantly expand its continental natural gas pipeline and storage operations by acquiring ANR and an additional 3.55 per cent interest in Great Lakes from El Paso Corporation.  The total purchase price is US$3.4 billion, subject to certain closing adjustments, and includes US$457 million of assumed debt.

TransCanada intends to fund the acquisition in a manner consistent with maintaining its strong financial position and TransCanada PipeLines Limited’s ‘A’ credit ratings recognizing the solid strategic fit and business fundamentals of the acquired assets. In addition to the assumption of existing debt, the acquisition will be financed with components of incremental debt as well as a significant amount of new equity. TransCanada expects the transaction to be accretive to earnings and cash flow in the first full year of ownership. Pending regulatory approvals, the acquisition is expected to close in the first quarter of 2007.

ANR operates one of the largest interstate natural gas pipeline systems in the United States, providing transportation, storage, and various capacity-related services to a variety of customers in both the U.S. and Canada.  The system consists of 17,000 kilometres (10,500 miles) of pipeline with a peak-day capacity of 6.8 billion cubic feet per day (Bcf/d). It transports natural gas from producing fields in Louisiana, Oklahoma, Texas and the Gulf of Mexico to markets in Wisconsin, Michigan, Illinois, Ohio and Indiana.  The pipeline system also connects with numerous other pipelines providing customers with access to diverse sources of supply from Western Canada and the Rocky Mountain region and access to a variety of end-user markets in the midwestern and northeastern United States.

ANR also owns and operates numerous underground natural gas storage facilities in Michigan with a total capacity of approximately 230 Bcf.  Its facilities offer customers a high level of service flexibility allowing them to meet peak-day delivery requirements and to capture the value resulting from changing supply and demand dynamics. As part of the acquisition TransCanada will also obtain certain gas supplies contained within production and storage reservoirs in Michigan.

Great Lakes owns and operates a 3,400 kilometre (2,115 mile) interstate natural gas pipeline system with a design capacity of 2.5 Bcf/d.  Extending from the Minnesota-Manitoba border at Emerson to the Michigan-Ontario border at St. Clair, Great Lakes provides a direct, cost-effective link between Western Canada’s abundant natural gas basin and major industrial and market centers in Minnesota, Wisconsin, Michigan and eastern Canada.  With the acquisition of an additional 3.55 per cent interest in Great Lakes, TransCanada will directly own 53.55 per cent of Great Lakes.  TransCanada will become the operator of Great Lakes, which is currently operated by a company jointly owned by affiliates of El Paso and TransCanada.

In a separate transaction, TC PipeLines, LP will acquire 46.45 per cent of Great Lakes from El Paso for US$962 million, subject to certain closing adjustments, including US$212 million of assumed debt. TransCanada is the General Partner and a common unitholder (13.4 per cent interest) of TC PipeLines, LP.

FORWARD-LOOKING INFORMATION

Certain information in this document is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

Item 6.                    Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                    Omitted Information

Not applicable.

Item 8.                    Executive Officer

The name and business number of the executive officer who is knowledgeable about the material change and this report is:

Don DeGrandis

Corporate Secretary

Telephone: (403) 920-2000

Item 9.                    Date of Report

January 2, 2007